SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

( Mark One)

☑	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2004

OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from ____ to ____

Commission file number 333-75093

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Integra Bank Corporation

Employees’ 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Integra Bank Corporation

21 Southeast Third Street, Evansville, Indiana 47705

Required Information

Item 4.	The Plan is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”) and the Plan’s financial statements and schedule have been prepared in accordance with the financial reporting requirements of ERISA. Such financial statements and schedule are included in this Report in lieu of the information required by Items 1-3 of Form 11-K.

A. Financial Statements and Schedules:

Other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

B. Exhibits

     23 — Consent of BKD, LLP

Report of Independent Registered Public Accounting Firm

Administrative Committee
Integra Bank Corporation Employees’ 401(k) Plan
Evansville, Indiana

We have audited the accompanying statements of net assets available for benefits of the Integra Bank Corporation Employees’ 401(k) Plan as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended and the accompanying supplemental schedule. These financial statements and schedule are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and schedule referred to above present fairly, in all material respects, the net assets available for benefits of the Integra Bank Corporation Employees’ 401(k) Plan as of December 31, 2004 and 2003, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ BKD, LLP

Evansville, Indiana
April 29, 2005

Federal Employer Identification Number: 44-0160260

Integra Bank Corporation Employees’ 401(k) Plan

Statements of Net Assets Available for Benefits
December 31, 2004 and 2003

	2004	2003
Assets

Investments	$22,306,774	$18,949,842

Receivables
Employer’s contributions	10,776	34,027
Participants’ contributions	—	60,649
Accrued interest and dividends	36,709	25,451

	47,485	120,127

Cash	86,624	1,643

Total assets	22,440,883	19,071,612

Liabilities

Accounts payable	62,751	28,696

Net Assets Available for Benefits	$22,378,132	$19,042,916

See Notes to Financial Statements

Integra Bank Corporation Employees’ 401(k) Plan

Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2004 and 2003

	2004	2003
Investment Income
Net appreciation in fair value of investments	$1,488,978	$3,317,414
Interest and dividends	513,955	285,315

Net investment income	2,002,933	3,602,729

Contributions
Employer	1,043,670	980,456
Participants	1,833,827	1,737,547
Rollovers	47,034	227,098

	2,924,531	2,945,101

Total additions	4,927,464	6,547,830

Deductions
Benefits paid directly to participants	1,469,358	1,507,117
Administrative expenses	122,890	119,291

Total deductions	1,592,248	1,626,408

Net Increase	3,335,216	4,921,422

Net Assets Available for Benefits, Beginning of Year	19,042,916	14,121,494

Net Assets Available for Benefits, End of Year	$22,378,132	$19,042,916

See Notes to Financial Statements

Integra Bank Corporation Employees’ 401(k) Plan

Notes to Financial Statements
December 31, 2004 and 2003

Note 1: Description of the Plan

The following description of the Integra Bank Corporation Employees’ 401(k) Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions, which is available from the Plan administrator, Integra Bank Corporation.

General

The Plan is a defined contribution plan covering substantially all employees of Integra Bank Corporation (Company) and its subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan’s trustee is Integra Bank, N.A.

Contributions

Participants may contribute up to 100% of their annual compensation. Contributions are subject to certain limitations. Each eligible participant receives a Company matching contribution equal to 100% of the participant’s contribution up to 3% of compensation, and 50% of the participant’s contribution on the next 2% of compensation. In addition, the Company may make a profit sharing contribution that is allocated to the individual accounts based on the percentage of the employee’s compensation to total compensation of all eligible employees. Rollover contributions may be made by employees who previously participated in a tax-qualified retirement plan maintained by another employer provided that it satisfies all applicable requirements of the Internal Revenue Code and any other requirements that the Plan administrator may establish.

Participants direct the investment of their contributions as well as the Company’s contribution into various investment options offered by the Plan. The Plan currently offers 11 mutual funds and Integra Bank Corporation common stock as investment options for participants.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s contributions, forfeitures of terminated participants’ nonvested profit sharing accounts and Plan earnings and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefits to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Integra Bank Corporation Employees’ 401(k) Plan
Notes to Financial Statements
December 31, 2004 and 2003

Vesting

Participants are immediately vested in their voluntary, rollover and employer safe harbor matching contributions plus earnings thereon. Vesting in the Company’s profit sharing contribution portions of their accounts plus earnings thereon is based on years of continuous service. A participant is fully vested in his profit sharing account after one year of continuous service. Alternatively, a participant may become fully vested in his profit sharing account upon the attainment of age 65, disability, death or termination of the Plan. The nonvested balance is forfeited upon termination of service. Forfeitures relating to the profit sharing accounts are allocated among active participants based upon compensation.

Payment of Benefits

Upon termination of service, an employee may elect to receive a lump-sum amount equal to the value of his account. At December 31, 2004 and 2003, Plan assets include $99,273 and $102,585, respectively, allocated to accounts of terminated or retired participants who have elected to withdraw from the Plan but have not yet been paid.

Plan Termination

Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.

Note 2: Summary of Significant Accounting Policies

Valuation of Investments and Income Recognition

Quoted market prices are used to value investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Integra Bank Corporation Employees’ 401(k) Plan
Notes to Financial Statements
December 31, 2004 and 2003

Plan Tax Status

The Plan obtained its latest determination letter on March 19, 2003, in which the Internal Revenue Service stated that the Plan and related trust, as then designed, were in compliance with the applicable requirements of the Internal Revenue Code and therefore not subject to tax.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Note 3: Investments

The Plan’s investments are held by Charles Schwab & Co., Inc. The following table presents the Plan’s investments. Investments that represent 5% or more of total Plan assets are separately identified.

	2004	2003
Investments at Fair Value as Determined by Quoted Market Price
Mutual funds
Harbor Bond Fund	$2,738,428	$2,593,157
Vanguard Index 500 Fund	7,418,191	6,323,190
Alger Mid Cap Growth Fund	2,326,645	2,020,587
Charles Schwab Family Funds — Retirement Money	1,788,276	1,785,289
Janus Overseas Fund	1,306,837	972,466
Selected American Shares	1,263,648	1,036,204
Other funds	2,729,856	1,774,443
Common stock
Integra Bank Corporation	2,635,182	2,400,973

	22,207,063	18,906,309
Investments at Cost Which Approximates Market
Money market fund	99,711	43,533

Total investments	$22,306,774	$18,949,842

Integra Bank Corporation Employees’ 401(k) Plan
Notes to Financial Statements
December 31, 2004 and 2003

During the years ended 2004 and 2003, the Plan’s investments (including gains and losses on investments bought, sold and held during the year) appreciated in value by $1,488,978 and $3,317,414, respectively, as follows:

	2004	2003
Investments at Fair Value as Determined by Quoted Market Price
Mutual funds	$1,368,422	$2,861,416
Common stock	120,556	455,998

Net appreciation in fair value	$1,488,978	$3,317,414

Interest and dividends realized on the Plan’s investments for the years ended 2004 and 2003, were $513,955 and $285,315, respectively.

Note 4: Related Party Transactions

The Integra Bank Trust Department acts as trustee of the Plan. Trustee fees of $54,572 and $44,972 were recorded by the Plan for the years ended December 31, 2004 and 2003, respectively. At December 31, 2004 and 2003, the Plan had accounts payable of $28,134 and $12,220, respectively, due to the trustee.

Included in Plan assets at December 31, 2004 and 2003, were shares of Integra Bank Corporation common stock totaling $2,635,182 and $2,400,973, respectively.

The Plan incurs expenses related to general administration and recordkeeping. The Plan sponsor pays these expenses and certain accounting and auditing fees relating to the Plan.

Note 5: Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2004 and 2003, to Form 5500:

	2004	2003
Net assets available for benefits as shown in the financial statements	$22,378,132	$19,042,916
Amounts allocated to withdrawing participants	(99,273)	(102,585)

Net assets available for benefits as shown on Form 5500	$22,278,859	$18,940,331

Integra Bank Corporation Employees’ 401(k) Plan
Notes to Financial Statements
December 31, 2004 and 2003

The following is a reconciliation of benefits paid to participants per the financial statements for the years ended December 31, 2004 and 2003, to Form 5500:

	2004	2003
Benefits paid to participants as shown in the financial statements	$1,469,358	$1,507,117
Add: Amounts allocated to withdrawing participants at end of year	99,273	102,585
Less: Amounts allocated to withdrawing participants at beginning of year	(102,585)	(57,264)

Benefits paid to participants as shown on Form 5500	$1,466,046	$1,552,438

Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

Supplemental Schedule

Integra Bank Corporation Employees’ 401(k) Plan
EIN 35-1632155 PN 002

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2004

Identity of Issuer (a)	Description of Investment	Current Value
Mutual Funds
Harbor Bond Fund	231,482 shares	$2,738,428
Vanguard Index 500 Fund	66,447 shares	7,418,191
Janus Overseas Fund	53,868 shares	1,306,837
Harbor Capital Appreciation Fund	31,972 shares	916,631
Selected American Shares	34,273 shares	1,263,648
Alger Mid Cap Growth Fund	264,091 shares	2,326,645
Janus Mid Cap Value Fund	21,685 shares	479,014
DFA U.S. Small Cap Value Fund	26,570 shares	714,208
Columbia Acorn Fund	23,438 shares	619,948
Charles Schwab Family Funds — Retirement Money	1,788,276 shares	1,788,276
Charles Schwab Family Funds — Institutional Advantage	55 shares	55

		19,571,881

Common Stock — Integra Bank Corporation*	114,028 shares	2,635,182

Money Market Fund — Charles Schwab Family Funds	1.50%	99,711

		$22,306,774

*	Related party

Signatures

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Integra Bank Corporation
Employees’ 401 (k) Plan
By: Integra Bank Corporation, as Plan Administrator

June 22, 2005	/s/	Cheryl L. Steinbacher

Date		Cheryl L. Steinbacher
SVP Human Resources and Leadership Development Manager